SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 10)


                         FOG CUTTER CAPITAL GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, Par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971892104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                       c/o Fog Cutter Capital Group Inc.
                             1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. 971892104                    13D/A                  Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              Andrew A. Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,682,511 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    524,500 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,734,766 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,682,511
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     28.3% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0 (See Responses to Items 4 and 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          2,682,511 (See Responses to Items 4 and 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    643,755 (See Responses to Items 4 and 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,615,511 (See Responses to Items 4 and 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,682,511
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     28.3% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          951,709
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    951,709
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     951,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     10.6% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          13,826
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    13,826
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.2% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 6 of 12 Pages


     This  Amendment  No.  10 (this  "Amendment")  amends  and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the 13D filed on March 5, 2002, Amendment No. 8 to the 13D filed on August 20, 2002 ("Amendment No. 8"), and by Amendment No. 9 to the 13D filed on October 16, 2002 ("Amendment No. 9"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the
Schedule 13D.

     The purpose of this Amendment No. 10 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.   SECURITY OF THE ISSUER

     The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

     None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 971892104                    13D/A                  Page 7 of 12 Pages


mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

     The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

                 NAME                     AMOUNT              SOURCE OF FUNDS
--------------------------------------------------------------------------------

Andrew Wiederhorn ................          N/A                    N/A

Tiffany Wiederhorn ...............        $58,290             Personal funds

TTMM, L.P. .......................          N/A                    N/A

WM Starlight Investments, LLC ....          N/A                    N/A
--------------------------------------------------------------------------------

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 10 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

     On February 3, 2003, Tiffany Wiederhorn purchased 14,500 shares of Common Stock from Robert G. Rosen for a purchase price of $4.02 per share. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. Tiffany Wiederhorn acquired the shares for investment.

     Also as previously disclosed in Amendment No. 3, on October 16, 2001, Mr. Wiederhorn entered into a Stock Option and Voting Agreement (the "Mendelsohn Agreement") by and among Mr. Wiederhorn and Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn,

CUSIP No. 971892104                    13D/A                  Page 8 of 12 Pages


MFLP, L.P., RPM Capital, LLC, AIM Capital, LLC, S&S Investors, LLC (the "Mendelsohn Agreement Stockholders") and Lawrence A. Mendelsohn, as Agent for the Mendelsohn Agreement Stockholders. The Mendelsohn Agreement grants Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Mendelsohn Agreement Stockholders numbering 1,044,760 in the aggregate. In exchange for the voting rights over the Common Stock held by the Mendelsohn Agreement Stockholders, Mr. Wiederhorn granted each Mendelsohn Agreement Stockholder a Put Option (as defined in the Mendelsohn Agreement) whereupon each Mendelsohn Agreement Stockholder was granted the right to require Mr. Wiederhorn to purchase such Mendelsohn Agreement Stockholders' shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

     As previously reported Amendment No. 8, the Issuer entered into a Waiver, Release, Delegation and Amendment to the Mendelsohn Agreement (the "Amendment"), effective July 31, 2002, in which, among other things, the Issuer accepted the assignment by Mr. Wiederhorn of the obligations of Mr. Wiederhorn under the Put Option in Mendelsohn Agreement. Pursuant to the Amendment, the Mendelsohn Agreement Stockholders had a Put Option to require the Issuer to purchase the Mendelsohn Agreement Stockholders' shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

     On December 24, 2002, the Mendelsohn Agreement Stockholders exercised the Put Option to require the Issuer to purchase all of the shares subject to the Mendelsohn Agreement. On February 7, 2003, the Issuer acquired such 1,044,760 shares of Common Stock from the Mendelsohn Agreement Stockholders. As a result of these transactions, Mr. Wiederhorn ceased to have any rights with respect to the voting of such shares.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock

CUSIP No. 971892104                    13D/A                  Page 9 of 12 Pages


or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                             PERCENTAGE OF
                                   NUMBER OF SHARES          COMMON STOCK
                                  BENEFICIALLY OWNED         OUTSTANDING(1)
--------------------------------------------------------------------------------
Andrew Wiederhorn                     2,682,511(2)                31.7%

Tiffany Wiederhorn                    2,682,511(3)                31.7%

TTMM, L.P.                             951,709                    10.6%

WM Starlight Investments, LLC           13,826                     0.2%
--------------------------------------------------------------------------------

     (1) Computed on the basis of 8,472,700 shares of Common Stock outstanding as of February 7, 2003, as reported by the Issuer in its Current Report on Form 8-K dated February 7, 2003 and filed with the Securities and Exchange Commission on February 10, 2003.

     (2) Includes 1,609,290 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 472,500 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 112,500 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on September 30, 2007. Excludes the remaining 512,500 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 125,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,682,511 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 2,682,511 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 524,500 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,734,766 shares.

     (3) Includes 1,490,035 shares of Common Stock owned by other Reporting Persons, including 472,500 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No.
          5). Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 125,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial
          owner  of  such  shares.   Tiffany  Wiederhorn   disclaims

CUSIP No. 971892104                    13D/A                 Page 10 of 12 Pages


          beneficial  ownership  of  such  shares.  Of  these  shares,   Tiffany
          Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 2,682,511 shares, (iii) had sole power to dispose or to direct the disposition of 643,755 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,615,511 shares.



     On February 3, 2003, 2002, the minor children of Andrew and Tiffany Wiederhorn purchased from Robert G. Rosen a total of 30,000 shares of Common Stock at a purchase price of $4.02 per share. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

     The description of the agreements in Item 4 above are incorporated herein by reference.

     Other  than  the  agreements  described  in Item  4,  there  are no  recent
contracts,  arrangements,   understandings  or  relationships  with  respect  to
securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


                None.

CUSIP No. 971892104                    13D/A                 Page 11 of 12 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

February 12, 2003                                  /S/ ANDREW WIEDERHORN
                                                 -------------------------------
                                                          Andrew Wiederhorn


February 12, 2003                                  /S/ TIFFANY WIEDERHORN
                                                 -------------------------------
                                                          Tiffany Wiederhorn


February 12, 2003                                TTMM, L.P.

                                                 By: IVY CAPITAL PARTNERS,
                                                     L.P., its general partner

                                                 By: WIEDERHORN FAMILY LIMITED
                                                     PARTNERSHIP, its general
                                                     partner

                                                 By: /S/ TIFFANY WIEDERHORN
                                                     ---------------------------
                                                     Tiffany Wiederhorn, its
                                                     general partner

February 12, 2003                                WM STARLIGHT INVESTMENTS, LLC

                                                 By: /S/ TIFFANY WIEDERHORN
                                                     ---------------------------
                                                     Tiffany Wiederhorn, its
                                                     Managing member

CUSIP No. 971892104                    13D/A                 Page 12 of 12 Pages


                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201